

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Via E-mail
Lee E. Beckelman
Chief Financial Officer
Smart Sand Inc.
1725 Hughes Landing Blvd, Suite 800
The Woodlands, Texas 77380

Re: Smart Sands Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 15, 2018
File No. 001-37936

Dear Mr. Beckelman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining